UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: January 14, 2015

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-200212).

This Form 6-K consists of the legal opinion which appears immediately following this page.

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

January 14, 2015 HAD | GAB

313423 | 3195482_1.DOCX

UBS AG - Registration Statement for Debt Securities and Warrants

(Issue Dates: December 22, 2014, December 23, 2014, December 24, 2014 and December 26, 2014)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company), in connection with the issuance by the Company, acting through its London branch (the Issuing Branch), of the securities specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (File Nos. 333-46930, 333-64844, 333-156695 and 333-178960) and filed with the U.S. Securities and Exchange Commission on November 14, 2014 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively, the Documents):

(i)	an electronic copy of the Registration Statement;

(ii)	an electronic copy of each of (i) the Debt Indenture dated as of November 21, 2000, between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006, between UBS AG and U.S. Bank Trust National Association, as Trustee and (ii) the Warrant Indenture dated as of July 22, 2004, between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)	an electronic copy of the Amended and Restated Distribution Agreement dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	electronic copies of the articles of association (Statuten) of the Company, in the version dated as of May 7, 2014 (the Articles);

(v)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of November 14, 2014 (the Resolutions);

(vi)	electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” thereto, in the version dated as of October 1, 2014 (the Organizational Regulations);

(vii)	an electronic copy of the “Business Regulations Corporate Center” in the version effective as of March 26, 2014 (the Business Regulations and, together with the Organizational Regulations, the Internal Regulations);

(viii)	electronic copies of the “Delegations of Authorities for Corporate Center” valid from March 26, 2014 (the Delegation);

(ix)	an electronic copy of the Group Policy on Signing Authority 1-P-000052, Category: Legal, Compliance, Governance and Ethics, valid from July 17, 2007 / version approved August 28, 2012 / version of September 17, 2012 (the Signing Authority Policy);

(x)	an electronic copy of (A) the email dated November 1, 2011, from Gordon Kiesling to Chul Chung, IB General Counsel, attaching the memo dated November 1, 2011 (the Memo), from Gordon Kiesling to Chul Chung, IB General Counsel, regarding the request for use of digital signatures in global securities, and (B) the email from Chul Chung, IB General Counsel, to Gordon Kiesling approving the Memo (collectively, the Digital Signature Approval);

(xi)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Indenture, dated November 14, 2014, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the Authorized Officers’ Certificate);

(xii)	an electronic copy of

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated December 22, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated December 23, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated December 24, 2014, and

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated December 26, 2014,

(collectively, the Opinion Backup Certificates);

(xiii)	an electronic copy of

•	(a) a Determination of an Authorized Person dated December 22, 2014, including Annex A, setting forth the terms of the USD 225,000.00 Airbag Yield Optimization Notes due June 22, 2015 (Linked to the common stock of United States Steel Corporation) CUSIP 90272U758, (b) a Determination of an Authorized Person dated December 22, 2014, including Annex A, setting forth the terms of the USD 297,500.00 Trigger Phoenix Autocallable Optimization Securities due June 24, 2016 (Linked to the common stock of Celgene Corporation) CUSIP 90272U725, (c) a Determination of an Authorized Person dated December 22, 2014, including Annex A, setting forth the terms of the USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due June 24, 2016 (Linked to the common stock of Celgene Corporation) CUSIP 90272U733, (d) a Determination of an Authorized Person dated December 22, 2014, including Annex A, setting forth the terms of the USD 220,000.00 Trigger Phoenix Autocallable Optimization Securities due December 24, 2015 (Linked to the common stock of Cornerstone OnDemand, Inc.) CUSIP 90272U766, (e) a Determination of an Authorized Person dated December 22, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 24, 2015 (Linked to the shares of Energy Select Sector SPDR® Fund) CUSIP 90272U741, (f) a Determination of an Authorized Person dated December 22, 2014, including Annex A, setting forth the terms of the USD 416,000.00 Trigger Phoenix Autocallable Optimization Securities due December 24, 2015 (Linked to the common stock of Facebook, Inc.) CUSIP 90272U774, (g) a Determination of an Authorized Person dated December 22, 2014, including Annex A, setting forth the terms of the USD 307,500.00 Trigger Phoenix Autocallable Optimization Securities due June 24, 2016 (Linked to the common stock of SanDisk Corporation) CUSIP 90272U709 and (h) a Determination of an Authorized Person dated December 22, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 24, 2016 (Linked to the common stock of SanDisk Corporation) CUSIP 90272U717,

•	(a) a Determination of an Authorized Person dated December 23, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Buffered Return Optimization Securities due December 28, 2015 (Linked to the common stock of Apple Inc.) CUSIP 90272U782, (b) a Determination of an Authorized Person dated December 23, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Buffered Return Optimization Securities due December 28, 2015 (Linked to the common stock of Apple Inc.) CUSIP 90272U790, (c) a Determination of an Authorized Person dated December 23, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Contingent Absolute Return Autocallable Optimization Securities due June 27, 2016 (Linked to the common stock of The Dow Chemical Company) CUSIP 90272U840, (d) a Determination of an Authorized Person dated December 23, 2014, including Annex A, setting forth the terms of the USD 520,000.00 Trigger Phoenix Autocallable Optimization Securities due December 27, 2016 (Linked to the common stock of Bristol-Myers Squibb Company) CUSIP 90272U808, (e) a Determination of an Authorized Person dated December 23, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 28, 2015 (Linked to the common stock of Facebook, Inc.) CUSIP 90272U865, (f) a Determination of an Authorized Person dated December 23, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 28, 2015 (Linked to the common stock of Facebook, Inc.) CUSIP 90272U857, (g) a Determination of an Authorized Person dated December 23, 2014, including Annex A, setting forth the terms of the USD 500,000.00 Trigger Phoenix Autocallable Optimization Securities due December 27, 2016 (Linked to the common stock of Merck & Co., Inc.) CUSIP 90272U816, (h) a Determination of an Authorized Person dated December 23, 2014, including Annex A, setting forth the terms of the USD 520,000.00 Trigger Phoenix Autocallable Optimization Securities due December 27, 2016 (Linked to the common stock of Microsoft Corporation) CUSIP 90272U824 and (i) a Determination of an Authorized Person dated December 23, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 28, 2015 (Linked to the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90272U832,

•	(a) a Determination of an Authorized Person dated December 24, 2014, including Annex A, setting forth the terms of the USD 202,000.00 Airbag Yield Optimization Notes due December 24, 2015 (Linked to the common stock of United States Steel Corporation) CUSIP 90272U873, (b) a Determination of an Authorized Person dated December 24, 2014, including Annex A, setting forth the terms of the USD 300,000.00 Trigger Autocallable Optimization Securities due December 27, 2016 (Linked to the common stock of The Boeing Company) CUSIP 90274H128, (c) a Determination of an Authorized Person dated December 24, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Autocallable Optimization Securities due December 27, 2016 (Linked to the common stock of The Boeing Company) CUSIP 90274H136, (d) a Determination of an Authorized Person dated December 24, 2014, including Annex A, setting forth the terms of the USD 175,000.00 Trigger Phoenix Autocallable Optimization Securities due December 29, 2015 (Linked to the common stock of Boston Scientific Corporation) CUSIP 90274H102, (e) a Determination of an Authorized Person dated December 24, 2014, including Annex A, setting forth the terms of the USD 225,000.00 Trigger Phoenix Autocallable Optimization Securities due December 27, 2016 (Linked to the common stock of Caterpillar Inc.) CUSIP 90274H185, (f) a Determination of an Authorized Person dated December 24, 2014, including Annex A, setting forth the terms of the USD 198,000.00 Trigger Phoenix Autocallable Optimization Securities due June 27, 2016 (Linked to the common stock of Freeport-McMoRan Copper & Gold Inc.) CUSIP 90274H169, (g) a Determination of an Authorized Person dated December 24, 2014, including Annex A, setting forth the terms of the USD 337,900.00 Trigger Phoenix Autocallable Optimization Securities due June 27, 2016 (Linked to the common stock of Freeport-McMoRan Copper & Gold Inc.) CUSIP 90274H177, (h) a Determination of an Authorized Person dated December 24, 2014, including Annex A, setting forth the terms of the USD 246,000.00 Trigger Phoenix Autocallable Optimization Securities due June 27, 2016 (Linked to the common stock of Rite Aid Corporation) CUSIP 90274H144, (i) a Determination of an Authorized Person dated December 24, 2014, including Annex A, setting forth the terms of the USD 200,020.00 Trigger Phoenix Autocallable Optimization Securities due June 27, 2016 (Linked to the common stock of Rite Aid Corporation) CUSIP 90274H151, (j) a Determination of an Authorized Person dated December 24, 2014, including Annex A, setting forth the terms of the USD 733,429.62 Trigger Yield Optimization Notes due December 24, 2015 (Linked to the common stock of Celgene Corporation) CUSIP 90272U881, (k) a Written Statement and Instructions of Authorized Persons dated December 24, 2014, including Annex A, setting forth the terms of the USD 718,500 Contingent Absolute Return Autocallable Optimization Securities due December 28, 2015 (Linked to the common units of The Blackstone Group L.P.) CUSIP 90274F403, Annex B, setting forth the terms of the USD 1,771,800 Contingent Absolute Return Autocallable Optimization Securities due December 28, 2015 (Linked to the common stock of Facebook, Inc.) CUSIP 90274F387, Annex C, setting forth the terms of the USD 4,364,050 Contingent Absolute Return Autocallable Optimization Securities due December 28, 2015 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90274F379 and Annex D, setting forth the terms of the USD 2,196,000 Contingent Absolute Return Autocallable Optimization Securities due December 28, 2015 (Linked to the common stock of ServiceNow, Inc.) CUSIP 90274F395, (l) a Written Statement and Instructions of Authorized Persons dated December 24, 2014, including Annex A, setting forth the terms of the USD 1,604,950 Contingent Income Auto-Callable Securities due December 22, 2017 (Linked to the common Stock of Amazon.com, Inc.) CUSIP 90274F361 and (m) a Written Statement and Instructions of Authorized Persons dated December 24, 2014, including Annex A, setting forth the terms of the USD 10,160,650 Contingent Return Optimization Securities due December 26, 2017 (Linked to the S&P 500® Index) CUSIP 90274F338, and

•	(a) a Determination of an Authorized Person dated December 26, 2014, including Annex A, setting forth the terms of the USD 275,860.00 Performance Securities due December 31, 2019 (Linked to the American depositary shares of BP p.l.c.) CUSIP 90274H193, (b) a Determination of an Authorized Person dated December 26, 2014, including Annex A, setting forth the terms of the USD 572,600.00 Performance Securities due December 31, 2019 (Linked to the American depositary shares of BP p.l.c.) CUSIP 90274H201, (c) a Determination of an Authorized Person dated December 26, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 30, 2016 (Linked to the common stock of Anadarko Petroleum Corporation) CUSIP 90274H235, (d) a Determination of an Authorized Person dated December 26, 2014, including Annex A, setting forth the terms of the USD 550,000.00 Trigger Phoenix Autocallable Optimization Securities due December 30, 2015 (Linked to the common stock of Anadarko Petroleum Corporation) CUSIP 90274H243, (e) a Determination of an Authorized Person dated December 26, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 30, 2015 (Linked to the common stock of FireEye, Inc.) CUSIP 90274H250, (f) a Determination of an Authorized Person dated December 26, 2014, including Annex A, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due December 30, 2015 (Linked to the common stock of FireEye, Inc.) CUSIP 90274H268, (g) a Determination of an Authorized Person dated December 26, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 30, 2015 (Linked to the common stock of Halliburton Company) CUSIP 90274H318, (h) a Determination of an Authorized Person dated December 26, 2014, including Annex A, setting forth the terms of the USD 232,500.00 Trigger Phoenix Autocallable Optimization Securities due December 30, 2016 (Linked to the common stock of LinkedIn Corporation) CUSIP 90274H219, (i) a Determination of an Authorized Person dated December 26, 2014, including Annex A, setting forth the terms of the USD 1,188,000.00 Trigger Phoenix Autocallable Optimization Securities due June 29, 2016 (Linked to the common stock of LinkedIn Corporation) CUSIP 90274H227, (j) a Determination of an Authorized Person dated December 26, 2014, including Annex A, setting forth the terms of the USD 210,000.00 Trigger Phoenix Autocallable Optimization Securities due December 30, 2016 (Linked to the shares of Market Vectors® Oil Services ETF) CUSIP 90274H326, (k) a Determination of an Authorized Person dated December 26, 2014, including Annex A, setting forth the terms of the USD 175,000.00 Trigger Phoenix Autocallable Optimization Securities due June 29, 2016 (Linked to the common stock of Puma Biotechnology, Inc.) CUSIP 90274H300, (l) a Determination of an Authorized Person dated December 26, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due June 29, 2016 (Linked to the common stock of salesforce.com, inc.) CUSIP 90274H292, (m) a Determination of an Authorized Person dated December 26, 2014, including Annex A, setting forth the terms of the USD 103,000.00 Trigger Phoenix Autocallable Optimization Securities due December 30, 2016 (Linked to the common stock of United States Steel Corporation) CUSIP 90274H334, (n) a Determination of an Authorized Person dated December 26, 2014, including Annex A, setting forth the terms of the USD 149,786.55 Trigger Yield Optimization Notes due December 29, 2015 (Linked to the common stock of Facebook, Inc.) CUSIP 90274H284, (o) a Determination of an Authorized Person dated December 26, 2014, including Annex A, setting forth the terms of the USD 199,992.00 Trigger Yield Optimization Notes due December 30, 2015 (Linked to the common stock of Silver Wheaton Corp.) CUSIP 90274H276 and (p) a Written Statement and Instructions of Authorized Persons dated December 26, 2014, including Annex A, setting forth the terms of the USD 5,000,000 Return Optimization Securities due December 29, 2016 (Linked to a Global ETF Basket) CUSIP 90274F429,

(each, a Determination and collectively, the Determinations and, together with the Opinion Backup Certificates and the Authorized Officer’s Certificates, the Officers’ Certificates);

(xiv)	electronic excerpts of the “Global directory of UBS authorized signatories”

•	as provided per e-mail from Faizah Fatema dated December 19, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller,

•	as provided per e-mail from Faizah Fatema dated December 22, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller,

•	as provided per e-mail from Faizah Fatema dated December 23, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller, and

•	as provided per e-mail from Faizah Fatema dated December 24, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller; and

(xv)	an electronic excerpt from the Register of Commerce for the Company dated as of December 29, 2014 (the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)	the Securities will be issued under the Indenture, and the issuance, offering and sale of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)	the Securities will neither directly nor indirectly be offered or distributed in and from Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)	(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the Authorized Officer’s Certificate and the relevant Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the relevant Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the Resolutions), the Officers’ Certificates, and the rank requirement and restriction of signing authority to respective Business Area and Jurisdiction set out in the Signing Authority Policy, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, Indenture and Authorized Officer’s Certificate;

(g)	the inclusion of any alternative or additional terms in any Securities that are not currently specified in the Authorized Officer’s Certificate will not (i) require the Company, acting through the Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt is correct, complete and up-to-date, and the Articles are in full force and effect and have not been amended;

(i)	as of the date of the Determinations, the Internal Regulations, the Delegation, the Signing Authority Policy and the Digital Signature Approval were in full force and effect and had not been amended;

(j)	the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the Resolutions) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(k)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(l)	references to the “Resolutions” in the Opinion Backup Certificates are deemed to be references to the Resolutions and references to the “Officer’s Certificate” in the Determinations and the Opinion Backup Certificates are deemed to be references to the Authorized Officer’s Certificate;

(m)	in the case of any Securities and documents in connection with such Securities that have been executed using signatures that were reproduced by machine, (i) each person whose signature was reproduced by machine consented to such reproduction and (ii) such Securities qualify as the structured notes produced for the Equity Investor System for the US structured products business, as described in the Memo;

(n)	all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 15,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(o)	the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(p)	the choice of the law of the State of New York as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York provided for in, the Indenture is valid and legally binding under the law of the State of New York.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.	All necessary corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.	The choice of the law of the State of New York as the governing law of the Indenture is a valid choice of law among the parties thereto under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, the law of the State of New York would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant law of the State of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)	According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)	Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)	We do not express any opinion as to the validity or enforceability of the Securities, the Indenture or any other agreement or as to the accuracy or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)	Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

*    *    *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion may be relied upon by the Company in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

Homburger AG

Annex 1 to the Legal Opinion dated January 14, 2015

a)	Securities with issue date December 22, 2014

1.	USD 225,000.00 Airbag Yield Optimization Notes due June 22, 2015 (Linked to the common stock of United States Steel Corporation) CUSIP 90272U758, issued through UBS AG, London Branch

2.	USD 297,500.00 Trigger Phoenix Autocallable Optimization Securities due June 24, 2016 (Linked to the common stock of Celgene Corporation) CUSIP 90272U725, issued through UBS AG, London Branch

3.	USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due June 24, 2016 (Linked to the common stock of Celgene Corporation) CUSIP 90272U733, issued through UBS AG, London Branch

4.	USD 220,000.00 Trigger Phoenix Autocallable Optimization Securities due December 24, 2015 (Linked to the common stock of Cornerstone OnDemand, Inc.) CUSIP 90272U766, issued through UBS AG, London Branch

5.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 24, 2015 (Linked to the shares of Energy Select Sector SPDR® Fund) CUSIP 90272U741, issued through UBS AG, London Branch

6.	USD 416,000.00 Trigger Phoenix Autocallable Optimization Securities due December 24, 2015 (Linked to the common stock of Facebook, Inc.) CUSIP 90272U774, issued through UBS AG, London Branch

7.	USD 307,500.00 Trigger Phoenix Autocallable Optimization Securities due June 24, 2016 (Linked to the common stock of SanDisk Corporation) CUSIP 90272U709, issued through UBS AG, London Branch

8.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 24, 2016 (Linked to the common stock of SanDisk Corporation) CUSIP 90272U717, issued through UBS AG, London Branch

b)	Securities with issue date December 23, 2014

9.	USD 100,000.00 Buffered Return Optimization Securities due December 28, 2015 (Linked to the common stock of Apple Inc.) CUSIP 90272U782, issued through UBS AG, London Branch

10.	USD 200,000.00 Buffered Return Optimization Securities due December 28, 2015 (Linked to the common stock of Apple Inc.) CUSIP 90272U790, issued through UBS AG, London Branch

11.	USD 200,000.00 Contingent Absolute Return Autocallable Optimization Securities due June 27, 2016 (Linked to the common stock of The Dow Chemical Company) CUSIP 90272U840, issued through UBS AG, London Branch

12.	USD 520,000.00 Trigger Phoenix Autocallable Optimization Securities due December 27, 2016 (Linked to the common stock of Bristol-Myers Squibb Company) CUSIP 90272U808, issued through UBS AG, London Branch

13.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 28, 2015 (Linked to the common stock of Facebook, Inc.) CUSIP 90272U865, issued through UBS AG, London Branch

14.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 28, 2015 (Linked to the common stock of Facebook, Inc.) CUSIP 90272U857, issued through UBS AG, London Branch

15.	USD 500,000.00 Trigger Phoenix Autocallable Optimization Securities due December 27, 2016 (Linked to the common stock of Merck & Co., Inc.) CUSIP 90272U816, issued through UBS AG, London Branch

16.	USD 520,000.00 Trigger Phoenix Autocallable Optimization Securities due December 27, 2016 (Linked to the common stock of Microsoft Corporation) CUSIP 90272U824, issued through UBS AG, London Branch

17.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 28, 2015 (Linked to the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90272U832, issued through UBS AG, London Branch

c)	Securities with issue date December 24, 2014

18.	USD 202,000.00 Airbag Yield Optimization Notes due December 24, 2015 (Linked to the common stock of United States Steel Corporation) CUSIP 90272U873, issued through UBS AG, London Branch

19.	USD 300,000.00 Trigger Autocallable Optimization Securities due December 27, 2016 (Linked to the common stock of The Boeing Company) CUSIP 90274H128, issued through UBS AG, London Branch

20.	USD 100,000.00 Trigger Autocallable Optimization Securities due December 27, 2016 (Linked to the common stock of The Boeing Company) CUSIP 90274H136, issued through UBS AG, London Branch

21.	USD 175,000.00 Trigger Phoenix Autocallable Optimization Securities due December 29, 2015 (Linked to the common stock of Boston Scientific Corporation) CUSIP 90274H102, issued through UBS AG, London Branch

22.	USD 225,000.00 Trigger Phoenix Autocallable Optimization Securities due December 27, 2016 (Linked to the common stock of Caterpillar Inc.) CUSIP 90274H185, issued through UBS AG, London Branch

23.	USD 198,000.00 Trigger Phoenix Autocallable Optimization Securities due June 27, 2016 (Linked to the common stock of Freeport-McMoRan Copper & Gold Inc.) CUSIP 90274H169, issued through UBS AG, London Branch

24.	USD 337,900.00 Trigger Phoenix Autocallable Optimization Securities due June 27, 2016 (Linked to the common stock of Freeport-McMoRan Copper & Gold Inc.) CUSIP 90274H177, issued through UBS AG, London Branch

25.	USD 246,000.00 Trigger Phoenix Autocallable Optimization Securities due June 27, 2016 (Linked to the common stock of Rite Aid Corporation) CUSIP 90274H144, issued through UBS AG, London Branch

26.	USD 200,020.00 Trigger Phoenix Autocallable Optimization Securities due June 27, 2016 (Linked to the common stock of Rite Aid Corporation) CUSIP 90274H151, issued through UBS AG, London Branch

27.	USD 733,429.62 Trigger Yield Optimization Notes due December 24, 2015 (Linked to the common stock of Celgene Corporation) CUSIP 90272U881, issued through UBS AG, London Branch

28.	USD 718,500 Contingent Absolute Return Autocallable Optimization Securities due December 28, 2015 (Linked to the common units of The Blackstone Group L.P.) CUSIP 90274F403, issued through UBS AG, London Branch

29.	USD 1,771,800 Contingent Absolute Return Autocallable Optimization Securities due December 28, 2015 (Linked to the common stock of Facebook, Inc.) CUSIP 90274F387, issued through UBS AG, London Branch

30.	USD 4,364,050 Contingent Absolute Return Autocallable Optimization Securities due December 28, 2015 (Linked to the common stock of Gilead Sciences, Inc.) CUSIP 90274F379, issued through UBS AG, London Branch

31.	USD 2,196,000 Contingent Absolute Return Autocallable Optimization Securities due December 28, 2015 (Linked to the common stock of ServiceNow, Inc.) CUSIP 90274F395, issued through UBS AG, London Branch

32.	USD 1,604,950 Contingent Income Auto-Callable Securities due December 22, 2017 (Linked to the common Stock of Amazon.com, Inc.) CUSIP 90274F361, issued through UBS AG, London Branch

33.	USD 10,160,650 Contingent Return Optimization Securities due December 26, 2017 (Linked to the S&P 500® Index) CUSIP 90274F338, issued through UBS AG, London Branch

d)	Securities with issue date December 26, 2014

34.	USD 275,860.00 Performance Securities due December 31, 2019 (Linked to the American depositary shares of BP p.l.c.) CUSIP 90274H193, issued through UBS AG, London Branch

35.	USD 572,600.00 Performance Securities due December 31, 2019 (Linked to the American depositary shares of BP p.l.c.) CUSIP 90274H201, issued through UBS AG, London Branch

36.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 30, 2016 (Linked to the common stock of Anadarko Petroleum Corporation) CUSIP 90274H235, issued through UBS AG, London Branch

37.	USD 550,000.00 Trigger Phoenix Autocallable Optimization Securities due December 30, 2015 (Linked to the common stock of Anadarko Petroleum Corporation) CUSIP 90274H243, issued through UBS AG, London Branch

38.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 30, 2015 (Linked to the common stock of FireEye, Inc.) CUSIP 90274H250, issued through UBS AG, London Branch

39.	USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due December 30, 2015 (Linked to the common stock of FireEye, Inc.) CUSIP 90274H268, issued through UBS AG, London Branch

40.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 30, 2015 (Linked to the common stock of Halliburton Company) CUSIP 90274H318, issued through UBS AG, London Branch

41.	USD 232,500.00 Trigger Phoenix Autocallable Optimization Securities due December 30, 2016 (Linked to the common stock of LinkedIn Corporation) CUSIP 90274H219, issued through UBS AG, London Branch

42.	USD 1,188,000.00 Trigger Phoenix Autocallable Optimization Securities due June 29, 2016 (Linked to the common stock of LinkedIn Corporation) CUSIP 90274H227, issued through UBS AG, London Branch

43.	USD 210,000.00 Trigger Phoenix Autocallable Optimization Securities due December 30, 2016 (Linked to the shares of Market Vectors® Oil Services ETF) CUSIP 90274H326, issued through UBS AG, London Branch

44.	USD 175,000.00 Trigger Phoenix Autocallable Optimization Securities due June 29, 2016 (Linked to the common stock of Puma Biotechnology, Inc.) CUSIP 90274H300, issued through UBS AG, London Branch

45.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due June 29, 2016 (Linked to the common stock of salesforce.com, inc.) CUSIP 90274H292, issued through UBS AG, London Branch

46.	USD 103,000.00 Trigger Phoenix Autocallable Optimization Securities due December 30, 2016 (Linked to the common stock of United States Steel Corporation) CUSIP 90274H334, issued through UBS AG, London Branch

47.	USD 149,786.55 Trigger Yield Optimization Notes due December 29, 2015 (Linked to the common stock of Facebook, Inc.) CUSIP 90274H284, issued through UBS AG, London Branch

48.	USD 199,992.00 Trigger Yield Optimization Notes due December 30, 2015 (Linked to the common stock of Silver Wheaton Corp.) CUSIP 90274H276, issued through UBS AG, London Branch

49.	USD 5,000,000 Return Optimization Securities due December 29, 2016 (Linked to a Global ETF Basket) CUSIP 90274F429, issued through UBS AG, London Branch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

	By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

	By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 14 January 2015